Direxion Shares ETF Trust

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

January 21, 2022

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re: Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of Post-Effective Amendment No. 324 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Securities and Exchange Commission (Accession No. 0001193125-22-011506) on January 19, 2022 solely with respect to the Direxion Daily China Technology Bull 2X Shares, Direxion Daily China Technology Bear 2X Shares, Direxion Daily Electric and Autonomous Vehicles Bull 2X Shares, Direxion Daily Electric and Autonomous Vehicles Bear 2X Shares, Direxion Daily E-Gaming Bull 2X Shares, Direxion Daily E-Gaming Bear 2X Shares, Direxion Daily TIPS Bull 2X Shares and Direxion Daily TIPS Bear 2X Shares (the “Funds”).

The incorrect Prospectus and Statement of Information was included for the Funds and a new Amendment will be submitted with the correct documents. No securities have been sold pursuant to the Amendment.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

/s/ Angela Brickl
Angela Brickl
Secretary
Direxion Shares ETF Trust